Exhibit 10.35

[ MF GLOBAL LETTERHEAD]

July 5, 2007

Ms. Alison J. Carnwath,

            London, England

Dear Alison:

This letter is in connection with Man Group plc’s formation of MF Global Ltd., a Bermuda corporation that will directly or indirectly hold the businesses currently operating under the name Man Financial (“MF Global”), and the proposed initial public offering of MF Global’s common shares in the United States (the “IPO”).

We are very pleased that you have agreed to join the Board of Directors of MF Global (the “Board”) and to serve as its non-executive chairman, and are writing to set forth what we intend to propose as the general terms of your compensation for such service during the first year following the completion of the IPO.

While no specific time obligations can be placed on your service, it is mutually expected that your annual service time will be approximately 100 days. We recognize that such services will be provided primarily from your offices in London, but that you will be traveling to other locations for MF Global as reasonably required to perform your duties. In no event will you be required to make any business visits in the United States prior to at least 30 days after the grant of the Share Award described below.

We intend to recommend to the Board that you be eligible to receive the following as compensation for your services to the Board:

•	a fee of US$250,000 per year for your service as a member of the Board (“Annual Retainer”),

•	an additional fee of US$500,000 per year for your service as non-executive chairman of the Board (“Chairman Fees”),

•

an initial grant of restricted shares having a grant date value of approximately US$3,000,000 based on the price per MF Global common share in the IPO (“Share Award”); the Share Award would be granted on the date of the commencement of the IPO under the 2007 MF Global Ltd. Long Term Incentive Plan (“LTIP”) (and that the Form S-8 registration thereof will have been filed prior to or simultaneous with the grant) and will vest in full after a period of three years, subject to the terms of the LTIP and the terms of the award agreement, in substantially the form attached as Annex A hereto. We will, at your request, promptly enter into the election for current market value of the Share Award to be taxed as income on grant under Section 431 ITEPA 2003, using the election form separately provided by you to MF Global,

•

reimbursement for all reasonable business expenses incurred in performing your services to the Board in accordance with MF Global’s normal reimbursement policies for members of the Board and senior executives, including that during your visits to the Bermuda office, New York office or other offices outside of the UK, you will have use of corporate housing maintained by MF Global and of a quality appropriate to your position or with your prior agreement, comparable hotel accommodations; provided that the cost of providing any such corporate housing in New York will not exceed US$15,000 per month (it being understood that all of your other reasonable travel expenses will be paid, including, without limitation, the costs of any such hotel accommodations or corporate housing for your visits to MF Global offices outside of New York and the UK), and

•	indemnification, as provided in the MF Global Bye-Laws.

Your Annual Retainer and Chairman Fees will be payable in cash quarterly, at the end of each fiscal quarter and pro-rated for any partial fiscal quarter of service, with the first such payment to be made at the end of the second quarter of fiscal 2008 (including a pro-rated payment in respect of your service during the first quarter of fiscal 2008, if any). Any cash payments to you may be made in U.K. pounds sterling and will be converted from U.S. dollars using the spot rate in effect on the day of payment.

The Board is considering allowing Board members to receive equity awards in lieu of cash payments and may provide an opportunity to receive the first year’s annual retainer in the form of an equity award that is paid in advance and vests over the year. Any arrangement such as this would also be made available to you.

In addition, to ensure your continued service during the initial transition period following the IPO, we will recommend to the Board that you be eligible for the retention payment in the amount and on the terms described in this paragraph (“Retention Payment”). Your Retention Payment would be payable if during the first 3 years following the IPO, you are removed from the Board other than for Cause (as defined in the Bye-Laws, but not including physical or mental disability) pursuant to Section 6.4 of the Bye-Laws, if you are not reelected or nominated for reelection to the Board in connection with any annual general meeting and/or are not reelected to the position of chairman by the members of the Board at any time when you are a director and a chairman is elected notwithstanding your ability and willingness to continue your service, or if during that 3 year period you resign within 60 days after the Board votes to approve any amendment to the MF Global Bye-Laws that would adversely affect your rights to indemnification thereunder or to reduce the aggregate amount of Annual Retainer and Chairman Fees from the rates described in this letter. Under any such circumstances, you would be entitled to receive within 30 days following your cessation of service a Retention Payment equal to the amount of your Annual Retainer and Chairman Fees (at the rates described in this letter) that you would have otherwise received if your service continued through the end of the 3 year period following the IPO. In addition, you would agree to provide reasonable assistance to the Board for a period of 90 days following your cessation of services to transition your responsibilities to the new chairman as a condition to this payment. You would not be eligible for a Retention Payment, however, if your removal from the position of chairman and/or non-reelection as chairman by the Board is a result of your material breach of fiduciary duties to the MF Global shareholders or other willful and material breach of your duties and obligations as chairman that in each case constitutes Cause (as defined in the Bye-Laws, but not including physical or mental disability) as determined in good faith by a majority of our independent directors; provided that your removal from the Board as a result of such breach must be in accordance with Section 6.4 the Bye-Laws.

You understand and agree that neither federal, state, local or foreign income, nor payroll taxes of any kind will be withheld or paid by MF Global or any of its affiliates on your behalf, except that MF Global will enter into a PAYE arrangement in the UK, and account as necessary to the UK tax authorities for any payroll tax and National Insurance (both primary and secondary) liabilities due. You also understand and agree that you will not be treated as an employee with respect to any services that may be performed by you as a member of the Board. Further, as a member of the Board, you will not be entitled to any welfare, retirement or other employee benefits provided by MF Global. If you are a “specified employee” under Section 409A of the U.S. Internal Revenue Code of 1986, your Retention Payment will be delayed until the day after the 6 month anniversary of your cessation of service (or if earlier, upon your death).

Nothing in this letter shall create any right on your part to serve as a member of the Board from and after the completion of the proposed IPO, as such service will be subject to the approval of the Board and, in connection with any annual election, the shareholders of the Company. In addition, subject to the next sentence, the terms of your on-going compensation arrangements may be modified by the Board or its compensation committee from time to time. However, you will have a right to the Share Award and Retention Payment on the terms described in this letter upon approval of such terms by the Board. Of course, we recognize that your continued service is contingent on mutually agreeable compensation terms. If the Board does not agree to the preceding terms and you determine to resign from the Board, we will revise all relevant offering documentation accordingly. We will propose the terms of your Share Award and Retention Payment for approval by the Board in each case at a meeting scheduled to occur no later than the time of the pricing date of the IPO.

These are exciting times for our business and we are delighted at the prospect of having you with us.

Sincerely,

MF Global Ltd.

/S/ KEVIN R. DAVIS
Name: Kevin R. Davis
Title: Chief Executive Officer

ANNEX A

RESTRICTED SHARE AWARD AGREEMENT